April 16, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Re:	Ethanex Energy, Inc.
Registration Statement on Form SB-2
(File No. 333-139787)

Ladies and Gentlemen:

On behalf of our client, Ethanex Energy, Inc. (the “Company”), a Nevada corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 1 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-139787) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the Staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated January 30, 2007 (the “Comment Letter”) from Jennifer R. Hardy, Legal Branch Chief, the Company was informed of the comments of the Staff with respect to the Registration Statement. In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update certain other information contained in the Registration Statement. Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 1.

Before addressing the comments in the Comment Letter, we would like to update the Staff on certain developments that have occurred since the original filing of the Registration Statement that have an impact on the contents of the Amendment.

As you may know, in February 2007 the Company was advised by its principal outside law firm at the time, McGuireWoods LLP, that Louis Zehil, who was a partner at that firm, had engaged in unauthorized and improper trading in the Company’s stock. Mr. Zehil was then directly representing and advising the Company and also was serving as the Company’s corporate secretary. Mr. Zehil’s alleged activities are described on page 49 of the Amendment. Along with our firm, Mr. Zehil and McGuireWoods represented the Company in connection with the preparation and filing of the Registration Statement.

As a result of Mr. Zehil’s alleged activities, McGuireWoods advised the Company that it was unable to continue representing the Company. The timing of this withdrawal was unfortunate because of both the pendancy of the Registration Statement and impending requirement that the Company complete and file its Annual Report on Form 10-KSB. (Separately, the Company terminated Mr. Zehil’s role as the Company’s corporate secretary after learning of his actions.)

The Company was able to engage additional outside counsel and, with their assistance, completed its 10-KSB and filed it on a timely basis. With the involvement of new outside legal counsel, and as a result of developments in the business since the original filing of the Registration Statement, certain portions of the Company’s public disclosures were updated and revised. Although we have continued to represent the Company in connection with the Registration Statement, we agreed with the Company that these changes should be reflected in the Amendment, to be consistent with the Company’s 10-KSB disclosures. This accounts for the vast majority of the changes from the original filing that are not directly responsive to the comments in the Comment Letter.

In addition, of course, the Registration Statement has been updated to include the Company’s financial statements as of December 31, 2006, and disclosures throughout the prospectus that relate to the financial statements and the financial results and condition reflected therein have been revised and updated accordingly.

Mr. Zehil’s activities also have resulted in an additional complexity on which we request the Staff’s advice and guidance. Based upon information that was provided to the Company in March 2007 by McGuireWoods and Mr. Zehil’s brokerage firm, two entities that Mr. Zehil controlled were record owners of a total of 3,000,000 shares of the Company’s common stock (including 1,500,000 shares obtained upon the exercise of warrants). During September, October and November of 2006 these entities sold into the public markets all 3,000,000 shares of the Company’s common stock without registration or any apparent available exemption from registration under the Securities Act.1  The Company had no knowledge of or involvement in such sales.

As a consequence of these sales, 3,000,000 shares of the Company’s common stock are now trading in the public markets despite the fact that they were neither registered for resale nor sold pursuant to an exemption from registration that would cause them to now be freely tradeable. From the perspective of ensuring compliance with the requirements of the Securities Act and the rules and regulations adopted thereunder, the Company hereby respectfully requests the Staff’s guidance on two different options (and also invites any additional suggestions or recommendation the Staff has with respect to this situation):

[1]
The two record owners are Strong Branch Ventures IV, LLC and Chestnut Capital Partners II, LLP. The Selling Stockholders table in the Amendment has been updated to remove from the holdings of Strong Branch and Chestnut the number of shares that were sold, according to those companies’ brokerage records.

•
With the Staff’s concurrence, the Company would continue to include these 3,000,000 shares in the Registration Statement and thereby cause such shares to be registered for resale upon effectiveness of the Registration Statement. The Company recognizes that there is no “selling stockholder” who owns these shares and that registration is not being effected pursuant to a contractual registration right. The Company also recognizes that this approach may raise certain regulatory and policy considerations under the Securities Act and the applicable regulations. However, mindful of its legal compliance obligations, the Company proposes this as one possible approach. In the Amendment, the Company has included these 3,000,000 shares in the Offering so that the Company will not have unregistered shares being traded in the public markets.[2]  This is the approach that we believe is preferable, and the Amendment is filed consistent with this approach.

•
With the Staff’s assent, the Company would remove these 3,000,000 shares from the Registration Statement and simply allow the shares to continue to be traded in the public markets, as there is no meaningful or effective way to identify and restrict these shares. If this approach were to be followed, the Company would respectfully request the Staff’s guidance on how best to obtain reasonable and appropriate assurance that the Staff would not subsequently recommend any enforcement action against the Company as a result of the lack of registration of these shares (and the absence of an appropriate exemption from applicable registration requirements).

Representatives of the Company and its counsel would be happy to discuss these matters with you in person or by phone at your convenience.

Please note that the Company will revise the cover page of the Prospectus, if appropriate, based on the resolution of this issue.

Turning to the Comment Letter, the Company’s responses are as follows:

General

1.
Please tell us whether your predecessor was a reporting shell company with no operations before its September 2006 merger with a private company. If so, our view is that both before and after the transaction your promoters or affiliates and their transferees “are” underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the prospectus’ outside front cover page and the selling stockholders and plan of distribution sections, to make clear that:

[2]
The shares that were sold and now trade in the public markets have been removed from the Selling Stockholders table. The Amendment make clear that the total number of shares being registered includes these 3,000,000 shares. The Selling Stockholder table also includes Strong Branch and Chestnut as listed selling stockholders, although the number of shares being sold by each of these two entities is listed as zero, and notes 122 and 138 have been revised to explain these entries. In addition, the Company has added a risk factor on page 15 that describes some of the risks this situation may cause the Company. Furthermore, the Company has added j additional disclosure on page 49 in the “Business” section regarding this situation.

• Your promoters or affiliates and their transferees “are” underwriters of the securities issued. Language such as “may be deemed to be” an underwriter is unacceptable; and

• Rule 144 is unavailable for resale transactions in this situation.

We respectfully submit that the policy underlying the Worm letter is inapplicable to the current situation. All shares held by the two former officers, promoters and affiliates of the Company, Amanda Lamothe and Luke Willis, were retired in connection with the September 2006 merger and related transactions. All pre-merger stockholders who continued as stockholders of the Company following the merger purchased their shares pursuant to an effective Registration Statement on Form SB-2 (File No. 333-129810) (the “Prior Registration Statement”). According to the disclosure on page 17 of the Prior Registration Statement as originally filed, “[n]one of the selling shareholders:

(1)	has had a material relationship with us other than as a shareholder at any time within the past three years;

(2)	has ever been one of our officers or directors; or

(3)	is a broker-dealer or affiliate of a broker-dealer.”

Moreover, we direct the Staff’s attention to the Section “Recent Sales of Unregistered Securities,” which states that all of the shares offered by the selling stockholders under the Prior Registration Statement were originally issued by the Company under Regulation S promulgated under the Securities Act of 1933 to a total of 28 private, accredited, non-affiliated shareholders. At the time these shares were purchased, none of the 28 shareholders was a U.S. person, was located in the U.S. or was an affiliated shareholder, none owned in excess of ten percent of the issued and outstanding shares of the Company, and none was an officer, director, or control person of the Company.

Since none of the pre-merger stockholders of the Company who continued as stockholders following the merger was a promoter, affiliate or transferee of promoters or affiliates, and since they purchased their shares pursuant to an effective Registration Statement without reliance upon Rule 144, we do not believe the disclosure revisions suggested by the Staff are appropriate.3

Prospectus Cover Page

2.
Limit the cover page to the information that is required by Item 501 of Regulation S-B and other information that is key to an investment decision. Accordingly, we suggest that the last sentence of the first paragraph and the entire second paragraph be deleted from the prospectus cover page.

In response to the Staff’s comment, the Company has deleted the sentence noted in the Staff’s comment from the cover page of the prospectus.

3.
Delete the last sentence of the sixth paragraph, which states that “the information in this prospectus may only be accurate on the date of this prospectus”, as you have an obligation to keep the prospectus current.

In response to the Staff’s comment, the Company has deleted the sentence noted in the Staff’s comment from the cover page of the prospectus.

Prospectus Summary, page 1

4.
Delete the reference to an incomplete summary from your prospectus. If appropriate, state that the summary highlights those aspects of the offering you consider most significant to shareholders or potential investors.

In response to the Staff’s comment, the Company has deleted the reference noted in the Staff’s comment from the prospectus summary and revised the disclosure to state that the summary highlights those aspects of the offering that the Company deems most significant to potential investors.

The Offering, page 3

5.
Explain, in this discussion and elsewhere in the prospectus, the difference between the 20,000,000 units collectively sold to investors in the private offering and the number of shares of common stock being registered for resale pursuant to this prospectus.

In response to the Staff’s comment, the Company has added footnote 2 to the Section “The Offering” on page 3 to clarify that the number of shares being offered for resale pursuant to this prospectus includes: (1) 21,500,000 shares of common stock issued in connection with the private offering (20,000,000 issued initially plus 1,500,000 issued upon the exercise of warrants); (2) 18,500,000 shares of common stock issuable upon the exercise of warrants issued in connection with the private offering; and (3) 1,000,000 shares of common stock issued to Gamma Capital Partners, LLC for finder and advisory fees in connection with the merger on September 1, 2006.

In addition, the Company would like to direct the Staff’s attention to the disclosure on page 16, where the Company also discloses that the prospectus covers the 1,000,000 shares issued to Gamma Capital Partners, LLC in connection with the merger.

The Company has made similar modifications throughout the remainder of the prospectus to clarify this point, as requested by the Staff’s comment.

6.
Reconcile the 63,987,889 shares of common stock currently outstanding and the 18,500,000 shares issuable upon exercise of warrants with the 82,407,889 shares of common stock to be outstanding after the offering.

Since filing the Registration Statement, the Company has conducted its annual audit and determined that as of December 31, 2006 the Company had 63,986,889 shares outstanding rather than 63,987,889. In addition, on March 30, 2007, the Company issued an additional 250,000 shares of common stock to a consultant for services rendered to the Company. The Company has revised the disclosure on page 3 to reflect that 64,236,889 shares of common stock are outstanding as of March 31, 2007 and 82,736,889 shares of common stock will be outstanding after the offering.

Recent Developments, page 1 and Risk Factors, page 3

7.	Please provide disclosure here and in the Risk Factor section regarding the amount and timing of funds needed to complete construction of each of the ethanol plants in Missouri and Illinois.

We direct the Staff’s attention to the risk factors on pages 4, 7 and 12 (“Our ability to execute our business plan depends on conditions, the satisfaction of which are not under our control…”; “We may not be able to implement our business plan for acquisition and expansion as planned or at all…”; “We may not be able to continue as a going concern…”, and “We may need substantial additional funding, and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our plant production plans or commercialization efforts…”), which address the current status of the Company’s general fundraising activities. Given the current very early stage of development of the ethanol plants in Missouri and Illinois, it is not possible for the Company to forecast future financing needs with any precision. The Company has not completed detailed engineering studies on either of the facilities, it has not entered into any pricing arrangements with contractors for the construction of either of the facilities and it has not determined the timing of when construction may start at either site. Accordingly, the Company has added these additional risk factors to note that there is a significant risk to the Company if it is unable to raise additional capital to fund the Company’s ongoing business activities.

In addition, the Company has added disclosure on pages 32, in the Section “Management’s Plan of Operation” that provides an industry “rule of thumb” for the cost of new ethanol capacity and the approximate aggregate amount of capital that would be required to achieve the Company’s stated capacity goal. We also direct the Staff’s attention to the Section “Liquidity and Capital Resources” beginning on page 35, which describes the Company’s estimated capital requirements for the next six months to successfully develop its first project and the status of the Company’s current fundraising efforts. Finally, we direct the Staff’s attention to the risk factors referred to in response to the Staff’s comment 7 above, which describe the risks to the Company if it is unable to raise adequate capital to implement its business plan.

The Company does not believe that it can reliably or truthfully provide more detailed cost and schedule information.

Risk Factors, page

8.
We note the disclosure on page 32 regarding your plans by 2010. Please provide appropriate risk factor disclosure regarding your business plan for this capacity and seven plants, the amount of funding needed, timing with respect to milestones to complete these projects and your ability to timely meet these milestones.

In response to the Staff’s comment, the Company has deleted the reference to operating four to seven plants by 2010 and revised this disclosure to provide additional detail about how its stated capacity goals may be achieved and the Company’s current estimated cost for achieving these goals.

We also direct the Staff’s attention to pages 32 - 34, in the Section “Management’s Plan of Operation,” which discloses the Company’s intention to construct ethanol plants at three sites and discloses the Company’s estimated capital cost of new capacity per gallon of annual capacity. Specific timing and milestones cannot be predicted because of the different ways in which the goal can be achieved. We also direct the Staff’s attention to the Section “Liquidity and Capital Resources” on page 35, which describes the Company’s estimated capital requirements for the next six months to successfully develop its first project. Finally, we direct the Staff’s attention to the risk factors referred to in response to the Staff’s comment 7 above, which describe the risks to the Company if it is unable to raise adequate capital to implement its business plan.

Our business is likely to be highly sensitive to corn prices. . ., page 5

9.	Please update to discuss the recent increase in corn prices and how it affects your business.

In response to the Staff’s comment, the Company has added additional disclosure to the subsections “Ethanol Production Economics” on page 42 and “Raw Material Supply, Pricing and Hedging” on page 46. In addition, the Company has revised the risk factor disclosure beginning on page 5 under the heading “The results of operations, financial position and business outlook of our planned business are highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies. Accordingly, any results of our contemplated business could fluctuate substantially.”

Selling Stockholders, page 16

10.
Footnotes 7 and 9 indicate that the Board of Directors has the power to vote and dispose of the shares. Specify whose Board of Directors you are referring to. If the entity is a non-public company, identify the person(s) who exercise voting and/or investment power with respect to the shares shown in the table.

In response to the Staff’s comment, the Company has revised these and other relevant footnotes to clarify the disclosure.

Market for Common Equity and Related Stockholder Matters, page 30

11.	Indicate that such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

In response to the Staff’s comment, the Company has revised the description of the over-the-counter market quotations that appears on page 30.

12.
Although you have stated that there is no bid history for your common stock, you should further state in this section that there is no established public trading market for your stock to date and no assurance that a market will develop, if true.

In response to the Staff’s comment, the Company has revised its disclosure on page 30 to indicate that there has been a limited bid history for its common stock and that there is no assurance that a market for its common stock will develop and, if developed, will be sustained.

Management’s Plan of Operation, page 31

13.
We note that your discussion under management’s plan of operation includes a general discussion of the ethanol industry as well as your plan of operation appears general as well. Specifically, you disclose that you intend to own and operate ethanol plants and to market both DDGS and ethanol. Further, you disclose your planned capacity by the year 2010. Please expand Management’s Plan of Operation to allow your readers to understand your specific plans for the next twelve months. For example, disclose the number of plants or additional joint ventures you plan to invest in over the next twelve months as well as how you plan to obtain the required funding. Refer to Item 303(a) of Regulation S-B.

In response to the Staff’s comment, the Company has revised its disclosure in the Section “Management’s Plan of Operations,” beginning on page 31. The Company has disclosed that over the next twelve months the Company intends to focus on constructing ethanol plants on three sites in Illinois, Missouri and Kansas, respectively. As stated above, the Company has also provided additional details regarding the Company’s estimated cost of new capacity per gallon of annual capacity. Also, we direct the Staff’s attention to the subsection “Liquidity and Capital Resources” on page 35, which addresses the Company’s funding requirements over the next six months.

14.	Delete the first paragraph and expand the second paragraph to disclose the date and the reason(s) why the company determined to change its business.

In response to the Staff’s comment and to take account of ongoing developments within the Company, the Company has significantly revised the Section “Management’s Plan of Operation,” which begins on page 31. In connection with these revisions, the Company has deleted the first two paragraphs of this Section. Based on our review of Item 303 of Regulation S-B, we do not believe that this item required the disclosure that was provided in these two paragraphs. We believe that the revised disclosure more accurately reflects the Management’s Plan of Operations and complies with Item 303 of Regulation S-B. For a discussion of the Company’s formation and the merger we direct the Staff’s attention to the disclosure on page 49 in the Section “Business,” which address these items in detail in accordance with Item 101 of Regulation S-B.

15.	In the fourth paragraph, define DDGS, i.e. dried distillers grain with solubles in this section where it is used instead of on page 35.

In response to the Staff’s comment, the Company deleted this reference to DDGS on page 35 of the Registration Statement as originally filed. The term is now defined on page 38, where it is first used in the prospectus.

16.
We note on page 32 that the exclusive study period being conducted by IPT Ethanol, Inc. pursuant to the Letter of Understanding is scheduled to be completed in approximately two weeks on February 15, 2007. As you have listed options available to you in the event of a favorable decision, discuss the scheduled time for submitting applications for environmental and other permits, acquiring capital and commencement of development and construction of plant. Also, discuss options available to the company in the event the study results are unfavorable.

In response to the Staff’s comment and to reflect events that have occurred since the filing of the Registration Statement, the Company has revised the disclosure regarding the activities of its wholly-owned subsidiary, IPT Ethanol, Inc. We direct the Staff’s attention to pages 32 and 33 in the Section “Management’s Plan of Operation,” which addresses the current business activities of IPT Ethanol, Inc. The Company has provided additional details on the items to the which the Staff refers in its comment, including the new completion date for the exclusive study period conducted by IPT Ethanol, Inc. and estimated timelines for submitting applications for environmental and other permits. Also, the Company has disclosed that it received favorable study results in connection with this project. The Company believes that these results obviate the need for a discussion regarding the Company’s options in the event the study results were unfavorable.

17.
Update the information relating to the letter of intent between the company and SEMO Milling, LLC given the January 30, 2007 deadline date for entering into certain agreements relating to the joint venture. Specify what “certain agreements” refer to and the amount of capital contributions to the joint venture the company is required to make. Further discuss the status of the company’s efforts to secure non-recourse third-party debt financing for the joint venture and the status of the construction of the dry corn mill to be co-located with the joint venture’s ethanol production facility. Specify which ethanol production facility of the company you are referring to at the bottom of page 32.

In response to the Staff’s comment and to reflect events that have occurred since the filing of the Registration Statement, the Company has revised the disclosure on page 33 regarding the Company’s contractual relationship with SEMO Milling, LLC. The Company also has provided additional details on the items the Staff identifies in its comment, including a description of “certain agreements” and the amount of capital contributions the Company is required to make pursuant to the Joint Venture Agreement. With respect to the Company’s efforts to secure non-recourse third-party debt financing, the Company directs the Staff’s attention to its general discussion regarding its fundraising efforts in the Sections “Management’s Plan of Operations” and “Liquidity and Capital Resources,” on page 35.

Finally, the Company has deleted the reference to the ethanol production facility on the bottom of page 32.

Liquidity and Capital Resources, page 33

18.
You disclose that future growth and acquisition will depend on your ability to raise substantial additional funds through equity or debt offerings or both. We note your going concern disclosure on page F-7. Please expand your liquidity discussion to describe how much cash is necessary to fund your operating cash requirements for the next 12 months, as well as if you intend to raise additional capital in the next twelve months.

In response to the Staff’s comment, the Company has provided additional disclosure on page 35 to describe its cash and investments as of March 31, 2007 and its belief that such cash and investments are sufficient to support the Company’s routine monthly expenses for approximately 31 months.

In addition, the Company has provided disclosure of its anticipated fundraising activities over the next six months. The Company has limited its disclosure regarding its fundraising activities to six months rather than twelve months for two principal reasons. First, as the disclosure on page 35 of the registration statement indicates, the Company intends to focus its fundraising efforts on raising a minimum of $300 million over the next six months in order to proceed with the construction of the first of its planned facilities. Second, as stated above, given the current very early stage of development of our ethanol plants, it is not possible for the Company to forecast its future financing needs in connection with these projects with any precision. As the Company stated in response to Comment 7, the Company has not completed the engineering and permitting activities associated with two of its ethanol plants and, thus, cannot forecast with any certainty the capital costs associated with these projects over the next twelve months. However, the Company has provided disclosure on page 32 of the Registration Statement indicating its estimate of the capital costs per gallon of new capacity as well as an estimate of the aggregate capital the Company will need to raise to reach its capacity goal by 2010.

19.Also update the company’s available cash balance to the most practicable current date.

In response tot the Staff’s comment, on page 35 the Company has disclosed its cash balance as of March 31, 2007.

Business, page 34
Company Overview, page 34

20.
We note your disclosure that simultaneous with your merger, you sold your previous business to the previous management. Please disclose the terms and any other relevant information related to this sale.

In response to the Staff’s comment, the Company has modified the disclosure that appears on page 49 to specify that the sale of the Company’s previous business was done through the split-off the Company’s former subsidiary (which held the Company’s only operating assets at the time) and that the Company’s former officers and directors acquired that subsidiary in exchange for shares of the Company’s common stock that were held by those former officers and directors.

21.	Please disclose the basis for the statements in the third paragraph on page 35. Please provide appropriate risk factor disclosure regarding your ability to meet these milestones.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Registration Statement, including the deletion of the reference to operating four to seven plants by 2010. In addition, on page 31 the Company has included a description of its management team that we believe supports the Company’s assertion that its technical expertise can contribute to its goal of becoming one of the industry’s lowest-cost producers. The Company directs the Staff’s attention to the Company’s responses to comments 7 and 8 for a discussion of the Company’s revised disclosure regarding its target capacity and related risk factors.

Property, page 48

22.	If material, discuss the company’s plans for the lease of its executive offices upon the expiration of the lease in July, 2007.

In response to the Staff’s comment, the Company has disclosed on page 50 its intention to exercise its right to extend its lease term.

23.	If material, update and discuss the escalation provisions of the South Carolina lease, as these provisions went into effect on December 1, 2006.

In response to the Staff’s comment, the Company has determined that the escalation provisions in this lease are not material to our operations and, thus, have been deleted from the disclosure that now appears on page 50. However, the Company has added a cross-reference to the following information in Note 12 to the Company’s audited Consolidated Financial Statements:

The following is a schedule by year of future minimum rental payments required under this lease:

Year ending December 31:
2007	$18,683
2008	19,244
2009	19,821
2010	20,415
2011	17,436
Total	$95,599

Total rental expense for the period was $7,023.

Executive Compensation, page 53

24.	Disclose any compensation paid or accrued for services rendered in fiscal 2006 or state that there was none.

In response to the Staff’s comment, the Company has included compensation tables for our named executive officers and directors disclosing all compensation paid or accrued for services rendered in fiscal 2006 required to be disclosed pursuant to Item 402 of Regulation S-B. This information appears beginning on page 54.

Certain Relationships and Related Transactions, page 56

25.	Discuss the manner in which the $500,000 purchase price of IPT Ethanol, Inc. was determined and any other material terms of the purchase agreement between the company and Mr. Walther.

We believe that the disclosure on page 56 of the Registration Statement as originally filed (which now appears on page 57) is appropriate and provides disclosure of the material terms of this transaction when read in conjunction with note 10 of the Company’s Notes to Consolidated Financial Statements. For the readers convenience, the Company has added a cross-reference to Note 10 in this paragraph. We direct the Staff’s attention to note 10 of the Company’s Notes to Consolidated Financial Statements on page F-14, which describes the acquisition of IPT Ethanol, Inc. Ethanex Energy North America, Inc. (“Ethanex N.A.”), one of the Company’s wholly-owned subsidiaries, acquired all of the capital stock of IPT Ethanol, Inc. on August 3, 2006, prior to the merger pursuant to which Ethanex N.A. became a wholly-owned subsidiary of the Company. As the footnote indicates, the $500,000 purchase price was determined by arm’s length negotiations between Ethanex N.A. and sole owner and manager of IPT Ethanol, Inc., Robert C. Walther, who became Executive Chairman of Ethanex N.A. (and subsequently the Company) after the acquisition. The entire purchase price was allocated to the rights to a letter of understanding held by IPT Ethanol, Inc. providing for the joint evaluation of the environmental and operational impact of constructing an ethanol plant on a location owned by an energy provider in the State of Kansas.

26.
Discuss the business and assets of New Inverness Leaseco, Inc. at the time of sale, how the purchase price was determined, by whom it was determined and any other material terms of the sales agreement.

At the time of the sale, Leaseco had no revenue generating activities and its only asset was a mineral property option agreement previously held by the Company. The purchase price was arrived at as a result of negotiations among the Company, Ethanex N.A., Amanda Lamothe and Luke Willis. This information has been included in the disclosure beginning on page 49.

Plan of Distribution, page 57

27.	Please clarify that the selling shareholders who are broker-dealers are underwriters.

In response to the Staff’s comments, the Company has revised this paragraph to indicate that selling stockholders who are broker-dealers are underwriters. See page 16.

Financial Statements, page F-1

28.
In light of the activity in your stockholders’ equity for the three months ended September 30, 2006, please include a statement of stockholders’ equity in your interim financial statements. Refer to paragraph 11(d) of SFAS 7.

The Company has included in its December 31, 2006 financial statements a statement of stockholders’ equity for the period May 31, 2006 (date of inception) to December 31, 2006. It appears on page F-4.

Note 5 - Property and Equipment, page F-7

29.
We note your construction in progress balance increased from zero at June 30, 2006 to $825,494 at September 30, 2006. Your disclosures on page F-5 state that you plan to engage in the business of producing fuel ethanol and that you intend to own and operate ethanol plants suggest that you have not begun constructing ethanol plants. Please disclose in your filing the nature and material components of your construction in progress balance.

In response to the Staff’s comments, the Company has added a sentence to Note 5 on page F-9 identifying the technology license for the ethanol facility in Franklin County, Illinois as the material component of the construction in progress amount at December 31, 2006. The Company believes that the information in the revised Note 5 is satisfactory and adequate. The Company is providing the Staff with the additional information in the table below to provide additional detail regarding the disclosure in the registration statement.

The following table represents construction in progress by major category at December 31, 2006.

Technology Licensing:	$750,000
Preliminary Engineering and Design	44,488
Permitting	24,359
Legal	30,807
Land Costs	63,375
Other	36,726
Total	$949,755

Note 6 - Stockholders’ Equity, Private Offering, page F-7

30.
We note that you offered and sold 20,000,000 units (consisting of one share of class B common stock and a warrant to purchase one share of class B common stock for a period of five years at an exercise price of $1.50 per share. We also note that under the terms of the Registration Rights Agreement, the Company is obligated to file a registration statement relating to the resale of the shares of common stock issued or issuable in connection with the purchase of the unit, including the shares of common stock issuable upon exercise of the warrants. Given the liquidated damages provision set forth in the Registration Rights Agreement, provide for us a detailed analysis of your accounting for your warrants pursuant to EITF 00-19. Expand your disclosures to identify and discuss your accounting.

In response to the Staff’s comment, the Company has revised the relevant footnote disclosure as follows:

See Note 7 in the December 31, 2006 financial statements, beginning on page F-10. Pursuant to EITF 00-19, the warrants have been treated as permanent equity instruments. All of the proceeds from the sale of the warrants were allocated to common stock, as the fair value of the warrants at date of sale was negligible. Note 7 has been revised to reflect this.

Pursuant to FSP EITF 00-19-2, the Company has assessed the likelihood of having to pay damages under the terms of the Registration Rights Agreement as remote and therefore none of the proceeds were allocated to a contingent liability nor was any contingency accrued for at December 31, 2006. The Registration Rights Agreement was amended to extend the deadline for filing the registration statement to January 2007, and the Registration Statement was therefore filed on a timely basis. This information and the Company’s assessment are now included in Note 7.

Note 6 - Stockholders’ Equity, Equity Incentive Plan, page F-8

31.	Disclose the fair value of the stock options issued and the expense recognized during the period presented.

In response to the Staff’s comment, the Company has revised its disclosure in Note 8 to its December 31, 2006 financial statements, beginning on page F-11, to include the fair value of the stock options issued and the expense recognized during the period ended December 31, 2006.

32.	Disclose how you determined the fair value of the nonvested shares granted, to whom they were granted and how and when the related compensation expense will be recognized.

In response to the Staff’s comment, the Company has included in Note 8 to its December 31, 2006 financial statements (see page F-11) disclosure regarding the process used to determine fair value of the non-vested restricted shares granted, to whom the shares were granted and the related compensation expense that will be recognized.

33.
Ensure your disclosures with regard to the above two comments clarify what the $1,020,444 stock compensation expense reflected in the statement of cash flows for the three months ended September 30, 2006 relates to.

This stock compensation expense (which was $1,590,912 through December 31, 2006, as reflected in the statement of cash flows) represents recognized expense of $1,025,000 related to the issuance of stock to consultants for services provided in connection with the Agreement and Plan of Merger (See Note 1 to the financial statements), recognized expense of $331,174 related to the award of stock options to employees and consultants and recognized expense of $234,738 related to the grant of restricted stock to employees and consultants. In response to the Staff’s comment, the Company has included the related expense for each of these items in Note 8 to the December 31, 2006 financial statements. We direct the Staff’s attention to page F-11.

Note 6 - Stockholders’ Equity, Stock Warrants, page F-10

34.	It appears that your stock warrants outstanding as of September 30, 2006 should be 18,500,000 rather than 18,500,500. Please advise or revise.

See Note 7 in the December 31, 2006 financial statements, beginning on page F-10. In response to the Staff’s comment, the Company has verified that the table properly foots.

Note 8 - Agreement and Plan of Merger and Reorganization with IPT Ethanol, Inc., page F-11

35.
We note your disclosure that IPT Ethanol, Inc. did not have any operations from its date of inception through September 30, 2006. We further note your disclosure that the entire purchase price was allocated to the rights to the letter of understanding which was immediately expensed as it was deemed to not have any fair value. Please revise your disclosures to clarify what you mean by this. Clarify how you determined the $500,000 purchase price as well as the appropriateness of your purchase price allocation.

See Note 10 to the Company’s December 31, 2006 financial statements, which appears on page F-14. In response to the Staff’s comment, the Company has included in this Note an explanation of the determination and allocation of the purchase price of IPT Ethanol, Inc and an explanation of the impairment expense related to the rights to the letter of understanding.

36.	Provide for us your basis for not providing the Item 310 financial statements for IPT Ethanol, Inc.

At the time that Ethanex N.A. acquired IPT Ethanol, Inc., IPT Ethanol, Inc. had no operations, assets or liabilities other than the rights to the letter of understanding discussed above in the Company’s response to the Staff’s comment 25. Accordingly, none of the conditions requiring financial statements contained in Item 310(c)(2), (c)(3), or (d)1 were met.

Note 9 - Joint Ventures

37.
Based on your herein and as presented under the Company Overview section beginning on page 34 it is unclear how you are accounting for your joint ventures and your professional services agreement. In consideration that these investments appear to be growing in significance to your business strategy, provide to us your accounting analysis that shows your compliance with FIN 46R for these three arrangements and add a significant accounting policy that describes your accounting for each of these arrangements, specifically describing the factors considered to reach your conclusions of the accounting treatment.

In response to the Staff’s comments, the Company has added a significant accounting policy that describes our accounting for these arrangements. See page F-6. The Company also has revised Note 11 - Joint Ventures, which begins on page F-14, to describe the factors that the Company considered in reaching its conclusions regarding the accounting treatment for the joint ventures.

38.	Please disclose the terms of your material joint venture agreements.

In response to the Staff’s comment, Note 11 now includes the significant terms of its material joint venture agreements.

39.
You indicate on page 36 that your initial contribution to Ethanex Southern is $2,000,000, tangible and intangible assets, goodwill and management expertise. Expand your disclosure to clarify the nature of the assets you must contribute as well as your obligations to provide management expertise.

In response to the Staff’s comment, the discussion of these matters in Note 11 has been substantially expanded to address the matters identified by the Staff.

Note 11 - Commitments and Contingencies, page F-12

40.	With reference to your Employment Agreements discussed on page 53, quantify your commitments under these agreements.

In response to the Staff’s comment, the Company would like to direct the Staff’s attention to the disclosure the Company has provided beginning on page 54 of the Registration Statement in the Section “Executive Compensation.” The Company believes that this disclosure adequately quantifies the Company’s obligations under the employment agreements described on page 55 for the last fiscal year. In view of the Company’s limited operating history and its stage of development, the Company does not believe it is possible to forecast its ongoing commitments under these agreements with any more precision, as a significant portion of the commitments relate to bonuses that are contingent on the Company’s future performance.

Report of Independent Registered Public Accounting Firm, page F-13

41.
We note that your independent registered public accountant is licensed in the state of New Jersey while your principal offices are in the state of Kansas. Confirm to us that Bagell, Josephs, Levine & Company, LLC is in compliance with the Kansas state licensing requirements. In the event of noncompliance with Kansas state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

The State of Kansas grants individual CPAs with an active license issued by another state, who do not have a principal place of business in Kansas and who do not hold a Kansas CPA certificate, the authority to “Practice by Notification”. In response to the Staff’s comment, the Company hereby confirms that the individual partners of Bagell, Josephs were granted the authority to practice by notification by the State of Kansas.

Pro Forma Financial Statements, page F-26

42.
Please provide pro forma statements of income for the latest fiscal year and interim period in accordance with Item 310(d)(2)(i) of Regulation S-B. Ensure such pro forma information includes the impact of your employment agreements and other material agreements entered into in connection with the merger.

In response to the Staff’s comment, the Company has revised the pro forma balance sheet provided with the Registration Statement and provided a pro forma statement of income for the latest interim period prior to the merger. These appear beginning on page F-17. The Company believes that this disclosure is in accordance with Item 310(d)(i) of Regulation S-B. Item 310(d)(2)(i) of Regulation S-B requires the Company to provide “pro forma statements of income for the latest fiscal year and interim period, if any.” In this case, the Company believes that the additional disclosure included in the Amendment provides the Company’s pro forma statement of income reflecting the combined operations of the merged entities as of the latest interim period. The Company notes that, as stated on page 64 of the Amendment, the Merger was treated as a reverse acquisition for accounting purposes and that, accordingly, Ethanex N.A. was deemed the accounting acquirer in the Merger. As a result, the Company’s post-Merger financial reports are those of Ethanex N.A. Ethanex N.A. was formed on May 31, 2006. The Company believes that a pro forma balance sheet and statement of income reflecting the combined operations of the entities for the interim period ending June 30, 2006 are appropriate and provide the relevant disclosure for investors. The fiscal year of the company treated for accounting purposes as having been acquired ended July 31, 2006, and the Company does not believe additional disclosure for a subsequent period after June 30, 2006 is necessary for two reasons: (1) the operational activities of the acquired company were minimal and are not material to the Company’s statement of income and (2) upon consummation of the Merger, the Company abandoned all operations related to the acquired company’s pre-Merger business

The impact of employee agreements were a result of the change in the Company’s business plan following the Merger and therefore were not included in the pro forma statements.

Exhibit 5.1

43.
We note that the opinion references 20,000,000 shares of common stock issuable upon exercise of purchase warrants but the cover page and registration fee table reference 18,500,000 shares. Please reconcile.

In light of the uncertainty surrounding the proper treatment of the 1,500,000 shares that were issued to Strong and Chestnut upon the exercise of their Warrants, we have decided to postpone revising our opinion until we receive some guidance from the Staff regarding the Company’s proposals in the forepart of this letter. We intend to file a revised opinion in connection with the next amendment.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin

Kenneth S. Goodwin